Exhibit B.I.9 – Financial Statements

CACHOEIRAS DE MACACU	FINANCIAL STATEMENTS
BALANCE SHEET (R$)	BALANCE ON FEBRUARY 28, 2017	Proforma Adjustments(*)	Proforma Balances
CURRENT ASSETS	67,952,932.99	-	67,952,932.99
Cash and Cash equivalents	48,422,168.42	-	48,422,168.42
Accounts Receivable	814,556.55	-	814,556.55
Inventory	17,092,822.97	-	17,092,822.97
Taxes Recoverable	1,544,476.26	-	1,544,476.26
Income Tax and Deferred Social Contribution	62,946.66	-	62,946.66
Other Assets	15,962.13	-	15,962.13
NON-CURRENT ASSETS	234,042,952.27	(341,308.38)	233,701,643.89
LONG-TERM ASSETS	363,969.18	(341,308.38)	22,660.80
Taxes Recoverable	363,969.18	(341,308.38)	22,660.80
INVESTMENTS	-	-
FIXED ASSETS	233,648,271.22	-	233,648,271.22
INTANGIBLE	30,711.87	-	30,711.87
TOTAL ASSETS	301,995,885.26	(341,308.38)	301,654,576.88
CURRENT LIABILITIES	64,693,787.42	-	64,693,787.42
Intercompany suppliers	5,380,694.18	-	5,380,694.18
Intercompany Accounts Payable	14,464,984.85	-	14,464,984.85
Loans and Financing	(2,095,274.35)	-	(2,095,274.35)
Salaries and charges	1,437,008.50	-	1,437,008.50
Taxes Payable	45,275,436.71	-	45,275,436.71
Other Liabilities	230,937.53	-	230,937.53
NON-CURRENT LIABILITIES	248,395,647.69	-	248,395,647.69
LONG-TERM LIABILITIES	248,395,647.69	-	248,395,647.69
Loans and Financing	248,395,647.69	-	248,395,647.69
EQUITY	(11,093,549.85)	(341,308.38)	(11,434,858.23)
TOTAL LIABILITIES	301,995,885.26	(341,308.38)	301,654,576.88

(*) Pro forma adjustment related to the write off of tax credits on the negative basis and tax loss.